Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

October 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated October 3, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: October 3, 2016	By /s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon announces repurchase of shares to neutralize 2016 interim stock dividend

Aegon will repurchase 30,765,224 common shares to neutralize the dilutive effect of the 2016 interim stock dividend. These shares will be held as treasury shares and will be used to pay future stock dividends.

Aegon is committed to the repurchase of the common shares by engaging a third party to execute the transactions on its behalf. These transactions will commence on October 3, 2016, and are expected to be completed on or before November 11, 2016. The common shares will be repurchased at a maximum of the daily volume-weighted average price. Aegon will provide weekly updates regarding the transactions on aegon.com/sharebuyback.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Debora de Laaf +31 (0) 70 344 8730 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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